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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

China Dongfang Healthcare Group Inc.
(Name of Issuer)

Common Stock, $.0001 Par Value Per Share
(Title of Class of Securities)

None
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. None	Schedule 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fu Yunzhuang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 1,188,600 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 1,188,600 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,188,600 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (1) (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Subject to the responses contained in Item 4 herein.
(2)
The percentage of Common Stock reported herein as being beneficially owned by Ms. Fu is based on 21,000,000 shares of Common Stock outstanding as of December 31, 2010, which information has been provided to Ms. Fu by China Dongfang Healthcare Group Inc.

CUSIP NO. None	Schedule 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Good Praise Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 1,188,600 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 1,188,600 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,188,600 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (1) (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Subject to the responses contained in Item 4 herein.
(2)
The percentage of Common Stock reported herein as being beneficially owned by Good Praise Holdings Limited is based on 21,000,000 shares of Common Stock outstanding as of December 31, 2010, which information has been provided to Good Praise Holdings Limited by China Dongfang Healthcare Group Inc.

Item 1(a).	Name of Issuer:

China Dongfang Healthcare Group Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 8, Shian South Road, Shijing Street
Baiyun District, Guangzhou City, People’s Republic of China

Item 2(a).	Name of Person Filing:

Fu Yunzhuang
Good Praise Holdings Limited

(each, a “Reporting Person”, and collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Ms. Fu:

c/o China Dongfang Healthcare Group Inc.
No. 8, Shian South Road, Shijing Street
Baiyun District, Guangzhou City, People’s Republic of China

Good Praise Holdings Limited (“Good Praise”):

Flat B, 11/F, Trust Tower
58 Johnston Road
Wanchai, Hong Kong

Item 2(c).	Citizenship:

The responses provided in Row 4 on the cover page with respect to each Reporting Person are incorporated by reference herein in response to this Item 2(c).

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

None

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)         Amount beneficially owned:  As of December 31, 2010, and subject to the information included in this Item 4, (i) Ms. Fu beneficially owned in the aggregate 1,188,600 shares of Common Stock, all of which were owned by Good Praise, and (ii) Good Praise beneficially owned 1,188,600 shares of Common Stock.

The filing of this Schedule 13G shall not be construed as an admission that (a) either of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by each of the Reporting Persons.

(b)         Percent of class:

The responses provided in Row 11 on the cover page with respect to each Reporting Person are incorporated by reference herein in response to this Item 4(b).1

(c)         Number of shares as to which Ms. Fu and Good Praise each have:

(i)	sole power to vote or to direct the vote: 0 shares of Common Stock

(ii)	shared power to vote or to direct the vote: 1,188,600 shares of Common Stock, all of which are owned of record by Good Praise

(iii)	sole power to dispose or to direct the disposition of: 0 shares of Common Stock

(iv)	shared power to dispose or to direct the disposition of: 1,188,600 shares of Common Stock, all of which are owned of record by Good Praise

Each Reporting Person’s power to dispose or direct the disposition of shares of Common Stock described in Item 4(c) above may be subject to various limitations contained in that certain Share Exchange Agreement dated April 30, 2010.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Good Praise is the record owner of 1,188,600 shares of Common Stock that are also beneficially owned by Ms. Fu.  Thus, each of the Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

1 The percentage of Common Stock beneficially owned by each of the Reporting Persons is based on information provided by the Issuer as of December 31, 2010.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011		/s/ Wu Pifa
Wu Pifa, as attorney-in-fact for
Fu Yunzhuang*

Date: February 14, 2011	GOOD PRAISE HOLDINGS LIMITED

	By:	/s/ Wu Pifa
Wu Pifa, as attorney-in-fact**

*
A Power of Attorney dated September 28, 2010 granted by Fu Yunzhuang in favor of Wu Pifa, as attorney-in-fact, is incorporated by reference from the exhibit to Ms. Fu’s Form 3 — Initial Statement of Beneficial Ownership of Securities on Form 3, as filed with the Securities and Exchange Commission on October 1, 2010.

**	A Power of Attorney dated February 14, 2011 has been filed herewith.

AGREEMENT

Pursuant to Securities Exchange Act
Rule 13d-1(k)(1)(iii)

The undersigned hereby agree that the Schedule 13G to which this Agreement relates, filed pursuant to the Securities Exchange Act of 1934 and executed by each of the undersigned of even date herewith, is filed on behalf of each of the undersigned.

DULY EXECUTED this 14th day of February, 2011.

/s/ Wu Pifa
Wu Pifa, as attorney-in-fact for
Fu Yunzhuang*

GOOD PRAISE HOLDINGS LIMITED

By:	/s/ Wu Pifa
Wu Pifa, as attorney-in-fact**

*
A Power of Attorney dated September 28, 2010 granted by Fu Yunzhuang in favor of Wu Pifa, as attorney-in-fact, is incorporated by reference from the exhibit to Ms. Fu’s Form 3 — Initial Statement of Beneficial Ownership of Securities on Form 3, as filed with the Securities and Exchange Commission on October 1, 2010.

**	A Power of Attorney dated February 14, 2011 has been filed herewith.